UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-40543

Pop Culture Group Co., Ltd

(Registrant’s Name)

Room 1207-08, No. 2488 Huandao East Road

Huli District, Xiamen City, Fujian Province
The People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Results of Extraordinary General Meeting of Shareholders

At the Extraordinary General Meeting of shareholders (the “Meeting”) of Pop Culture Group Co., Ltd (the “Company”) convened on May 15, 2026, at 9:30 A.M., Eastern Time (May 15, 2026, at 9:30 P.M., local time), at Room 1207-08, No. 2488 Huandao East Road, Huli District, Xiamen City, Fujian Province, the People’s Republic of China, the shareholders of the Company adopted resolutions approving all of the seven proposals considered at the Meeting. A total of 81,939,041 votes, including 71,362,733 Class A ordinary shares, par value $0.01 per share of the Company, each of which is entitled to one (1) vote per share, and 10,576,308 Class B ordinary shares, par value US$0.01 per share of the Company, each of which is entitled to one hundred (100) votes per share, respectively, as of April 22, 2026, the record date, were outstanding. There were present in person or by proxy 36,372,263.82 Class A ordinary shares entitled to vote at the meeting and 10,576,308 Class B ordinary shares entitled to vote at the meeting, which represents 57.30% of the total outstanding ordinary shares of the Company. The results of the votes were as follows.

1.	Proposal One - Approval of a 10:1 Share Consolidation

It is resolved, as an ordinary resolution with immediate effect, that:

(a) the authorised, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated and divided by consolidating:

(i)	every 10 Class A Ordinary Shares of par value US$0.01 each into one Class A Ordinary Share of par value US$0.1 each;

(ii)	every 10 Class B Ordinary Shares of par value US$0.01 each into one Class B Ordinary Share of par value US$0.1 each; and

(iii)	every 10 Class C Ordinary Shares of par value US$0.01 each into one Class C Ordinary Share of par value US$0.1 each;

with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

(b) as a result of the Share Consolidation, the authorised share capital of the Company be amended from US$2,960,000 divided into 264,400,000 Class A Ordinary Shares of par value US$0.01 each, 30,600,000 Class B Ordinary Shares of par value US$0.01 each and 1,000,000 Class C Ordinary Shares of par value US$0.01 each to US$2,960,000 divided into 26,440,000 Class A Ordinary Shares of par value US$0.1 each, 3,060,000 Class B Ordinary Shares of par value US$0.1 each and 100,000 Class C Ordinary Shares of par value US$0.1 each; and

(c) no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share.

	For	Against	Withheld/Abstained
Class A shares	36,266,011.32	99,222.50	7,030.00
Class B shares	10,576,308.00	-	-
Total votes	46,842,319.32	99,222.50	7,030.00
Percentage of votes:	99.99%	0.01%	0.00%

2.	Proposal Two - Approval of a Share Capital Increase

It is resolved, as an ordinary resolution with effect immediately following the Share Consolidation, that the authorised share capital of the Company be increased from US$2,960,000 divided into 26,440,000 Class A Ordinary Shares of par value US$0.1 each, 3,060,000 Class B Ordinary Shares of par value US$0.1 each and 100,000 Class C Ordinary Shares of par value US$0.1 each, to US$29,600,000 divided into 264,400,000 Class A Ordinary Shares of par value US$0.1 each, 30,600,000 Class B Ordinary Shares of par value US$0.1 each and 1,000,000 Class C Ordinary Shares of par value US$0.1 each, by the creation of 237,960,000 Class A Ordinary Shares of par value US$0.1 each, 27,540,000 Class B Ordinary Shares of par value US$0.1 each and 900,000 Class C Ordinary Shares of par value US$0.1 each (the “Share Capital Increase”).

	For	Against	Withheld/Abstained
Class A shares	36,216,830.22	151,112.60	4,321.00
Class B shares	10,576,308.00	-	-
Total votes	46,793,138.22	151,112.60	4,321.00
Percentage of votes:	99.99%	0.01%	0.00%

3.	Proposal Three - Adoption of Amended and Restated Memorandum of Association

It is resolved, as a special resolution, that subject to and immediately following the Share Capital Increase being effected, the Company adopt amended and restated memorandum of association, in the form attached to the notice of meeting and proxy statement delivered to shareholders and dated April 24, 2026, in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Increase.

	For	Against	Withheld/Abstained
Class A shares	36,217,643.02	147,465.70	7,155.00
Class B shares	10,576,308.00	-	-
Total votes	46,793,951.02	147,465.70	7,155.00
Percentage of votes:	99.99%	0.01%	0.00%

4.	Proposal Four - Adoption of Amended and Restated Articles of Association

It is resolved, as a special resolution with immediate effect, that the Company adopt amended and restated articles of association, in the form attached to the notice of meeting and proxy statement delivered to shareholders and dated April 24, 2026, in substitution for, and to the exclusion of, the Company’s existing articles of association.

	For	Against	Withheld/Abstained
Class A shares	36,217,838.22	147,345.60	7,080.00
Class B shares	10,576,308.00	-	-
Total votes	46,794,146.22	147,345.60	7,080.00
Percentage of votes:	99.99%	0.01%	0.00%

5.	Proposal Five - Approval of Further Share Consolidations

(a) conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”):

(i)	the authorised, issued, and outstanding Class A ordinary shares, Class B ordinary shares and Class C ordinary shares of the Company (collectively, the “Shares”) be consolidated at any one time or multiple times during a period of up to one year from the date of the Meeting, at the exact consolidation ratio and effective time as the Board may determine in its sole discretion, provided always that the accumulated consolidation ratio for all such share consolidation(s) (together, “Further Share Consolidations”, and each a “Further Share Consolidation”) shall not be less than 2:1 nor greater than 250:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association;

(ii)	no fractional Shares be issued in connection with the Further Share Consolidation(s) and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Further Share Consolidation(s), the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

(iii)	any change to the Company’s authorised share capital in connection with, and as necessary to effect, the Further Share Consolidation(s) be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

(b) any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Further Share Consolidation(s), if and when deemed advisable by the Board in its sole discretion.

	For	Against	Withheld/Abstained
Class A shares	36,265,017.32	99,491.50	7,755.00
Class B shares	10,576,308.00	-	-
Total votes	46,841,325.32	99,491.50	7,755.00
Percentage of votes:	99.99%	0.01%	0.00%

6.	Proposal Six - Adoption of Further Amended and Restated Memorandum of Association

It is resolved, as a special resolution, that subject to and immediately following any and each Further Share Consolidation being effected, the Company adopt amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect changes to the Company’s authorised share capital as a consequence of each such Further Share Consolidation.

	For	Against	Withheld/Abstained
Class A shares	36,290,913.02	73,370.70	7,980.00
Class B shares	10,576,308.00	-	-
Total votes	46,867,221.02	73,370.70	7,980.00
Percentage of votes:	99.99%	0.01%	0.00%

7.	Proposal Seven - Approval of Adjournments

It is resolved, as an ordinary resolution, to adjourn the general meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

	For	Against	Withheld/Abstained
Class A shares	36,287,843.02	80,620.70	3,800.00
Class B shares	10,576,308.00	-	-
Total votes	46,864,151.02	80,620.70	3,800.00
Percentage of votes:	99.99%	0.01%	0.00%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pop Culture Group Co., Ltd

Date: May 18, 2026	By:	/s/ Zhuoqin Huang
	Name:	Zhuoqin Huang
	Title:	Chief Executive Officer

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